

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 10, 2008

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

>   **RE: Baby Fox International, Inc.**
>   **Registration Statement on Form S-1**
>   **File No. 333-150835**
>   **Filed May 12, 2008**

Dear Mr. Huang:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note disclosure throughout your document indicating that the sellers will sell their shares at a fixed price of $.20 per share until your "common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices …" Rule

415(a) distinguishes between securities sold on behalf of persons other than the registrant and securities sold by or on behalf of the registrant. Please provide us with a legal and factual analysis supporting your conclusion that this is not a primary offering by the company.

2.   We note that you present forward looking statements and projections throughout your document despite your limited operating history. For example, on page 21 you project store growth from 67 to 494 stores between 2007 and 2012. Please review your Form S-1 in its entirety to provide a reasonable basis for such projections within your disclosure document. Alternatively, such projections should be removed. In this respect your attention is directed to Item 10(b) of Regulation S-K.

3.   You appear to be a holding company for your wholly-owned, China-based, subsidiary, Shanghai Baby Fox Fashion Co., Ltd. which you acquired in September 2007. Please revise to clarify the jurisdiction of incorporation of your subsidiary (e.g., Nevada, China, British Virgin Islands, etc.). Also, please revise your document to address any legal implications associated with this ownership structure – including the repatriation of earnings and taxation to both the Company and investors.

4.   Please provide the disclosure contemplated by Item 502(b) of Regulation S-K or advise.

5.   Please revise to provide a separate section discussing Chinese laws and regulations and how they apply to you. This discussion should be tailored to your business.

6.   We note your intention to have your shares quoted on the OTC Bulletin Board. Please include a discussion of this plan in your business section, including, a cost estimate for obtaining and maintaining a listing, a timeframe for obtaining the listing, and a discussion of the various listing requirements along with the likelihood that the company will be able to meet them. We may have further comment.

7.   Please revise to justify the left margins and leave the right margins ragged throughout the prospectus.

Registration Statement Cover Page

8.   Please check the box indicating that this is a rule 415 offering or advise us why you believe that rule 415 is not applicable.

9.   Please provide your SIC Code and I.R.S. Employer Identification Number.

Prospectus Summary, page 1

10.   Please clarify who founded Baby Fox International and why.

11.   Please revise to indicate the value of the September 20, 2007 Equity Share Acquisition
        Agreement in U.S. dollars. Also, clarify whether this was an arms' length transaction.

12.   The Company makes promotional statements throughout its document. For example, on
        page one you state that you are "rapidly growing," "a phenomenal success story" and your
        brand has gained "massive exposure." These statements should be qualified and
        contextualized or removed. Please revise or advise.

13.   We note that your website contains an investors' page which allows investors to submit
        their contact information to you. Please advise us how the company has, is, or will, use this
        information. In addition, please analyze the Section 5 implications, if any.

14.   We note your use of the defined term the "Company" in the summary section. We also note
        your use of the defined terms "Prospectus" and "Registration Statement" later in the
        prospectus. Revise to eliminate the defined terms throughout your document.

Summary Financial and Operating Information, page 3

15.   It appears from the disclosure in the Consolidated Statement of Changes in Stockholders'
        Equity for the six months ended December 31, 2007 that a dividend has been declared.
        Please revise to disclose dividends declared per common share as required by Item 301 of
        Regulation S-K.

Risk Factors, page 3

16.   We note your statement that "the risks and uncertainties described below are not the only
        risks facing us." You should not reference risks that are not deemed material. Revise to
        delete the noted statement. Also add disclosure, if true, that the Risk Factors section
        addresses all material risks.

17.   A number of your risk factors appear to be generic. A risk factor is generic when it is
        capable of being applied to any company or a broad array of companies. Examples include
        "We need to manage growth …," "We cannot assure you that our organic growth …," and
        "Any future outbreak of avian influenza …" On page 6 you refer to the competition for
        personnel "in the Internet and the Entertainment industry" even though these are unrelated
        to you. Your risk factors should be revised to address the specific factual circumstances
        associated with your business that make these risks material to you.

18.   Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. For example, the subheadings "Our business is highly competitive and depends on consumer spending patterns" and "Substantially all of our business, assets and operations are located in China" simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.

19.   Please reconcile your page 9 risk factor "the offering price of the shares was arbitrarily determined …" to your existing disclosure that the offering price is based upon the sale price in your recent private placement.

20.   Please include a risk factor indicating that Baby Fox Limited is your parent and controls you and address the implications to investors.

Dividend Policy, page 11

21.   We note that you have never declared or paid any dividends on your common stock, nor do you anticipate paying cash dividends in the foreseeable future. Please reconcile this disclosure to the Consolidated Statement of Changes in Stockholders' Equity for the six months ended December 31, 2007 which states a $377,599 dividend has been declared. Please advise and revise.

22.   Please revise to indicate both the dividend declaration date and anticipated payment date. Also, state the dividends payable per share and clearly indicate, if true, that no purchaser is entitled to such dividend.

Determination of Offering Price, page 11

23.   One and a half months prior to the March 2008 sale at $.20/share, the company valued stock issued to consultants at $.01/share. Please expand to address why the subsequent, higher, valuation is being used as the offering price. See Item 505(a) of Regulation S-K.

Management's Discussion and Analysis

General

24.   Please revise your "Plan of Operation" discussion to provide greater detail with respect to your future capital investment activities, particularly anticipated costs and time-frame. For example, revise to address:
        a. The amount you expect to spend on store expansion as well as your mail catalogue business; and,
        b. The average cost associated with opening a new store – including build-out, training and hiring, and inventory buildup costs.

If warranted, this discussion could be combined with your "Business" discussion later in your document.

25. We note that you source your manufacturing from a related party. Please revise to indicate the percentage of your manufacturing that is sourced from this party and disclose the terms of any agreements with them. This agreement should also be filed as an exhibit. Finally, if the agreement is subject to cancellation, the company should address the impact that this would have on its business.

26. Please revise to provide further information about how management monitors its results. For example, does management track sales per store or sales growth for stores open one year or greater? If so, revise to disclose and discuss these metrics.

27. Please revise to indicate the amount of growth attributable to exchange rate fluctuations between the U.S. dollar and Chinese Renminbi.

28. Please revise to include a discussion of critical accounting estimates and assumptions made in the preparation of your financial statements. Your disclosure should supplement the discussion of your accounting policies in the notes to the financial statements. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 available at www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 13

29. In reviewing your discussion, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

In addition, your discussion of the results of operations does not go into much detail and it is difficult to understand the trends and events that have impacted the company's operations. Additional discussion is warranted. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. Please revise or advise.

30. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the increase in sales attributed to newly opened stores compared to same store sales and explain the changes in sales to non-corporate stores, etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your

financial statement amounts. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

31. Please expand your discussion to explain the material components of selling expenses and general and administrative expenses.

32. In order to enhance an investor's understanding, please provide comparative sales data metrics for each period presented such as average store size, total store square footage, and sales per square foot, same store sales and newly opened store sales. Please ensure you disclose your basis for presenting each metric (i.e. same store sales include stores open xx years).

Capital Resources and Liquidity, page 13

33. Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. provide an explanation of the significant change in your accounts receivable, inventory, and accounts payable) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

34. The various relationships between the parties – notably Baby Fox Limited, Baby Fox International, Inc. and Shanghai Baby Fox Fashion Co., Ltd. is unclear from your disclosure. Please revise to clarify these relationships in terms of both ownership and control. In this respect a graphical presentation may assist the reader.

35. Please clarify whether Mr. Hotoshi Yoshida is the sole owner of Baby Fox Limited.

36. Please revise to disclose the specific nature of the consulting services provided by each entity referenced as receiving shares on January 18, 2008. Also please clarify how these services were valued, and indicate why the company opted to make these payments in shares instead of cash.

37. Please revise to indicate your current amount of working capital.

38. Please revise to clarify whether the company has any external source of liquidity. Also clarify whether the company has any material commitments for capital expenditures.

Business, page 14

39. We note you entered into an agreement to acquire Shanghai Baby Fox on September 20, 2007. Please revise here and throughout your registration statement to clarify the date the acquisition was consummated.

40. On page 14 you indicate that Mr. Yoshida entered into an option agreement with certain board members to sell all of the shares of Baby Fox Limited. Please revise to disclose the material terms of this option agreement and related transactions. Also, please file the agreement as it would appear to constitute a change in control transaction.

41. We note your disclosure on page 15 that products that don't sell in two to three weeks are either sent back to company headquarters or discounted. Please indicate what happens to products returned to headquarters.

42. We note that the company uses several pictures starting on page 16. For each graphic presented, please revise your disclosure to explain the relevance and source of the graphic. For example, is the building on page 16 your headquarters? Alternatively revise to remove the pictures.

43. On page 16 you indicate that your executives and designers frequently collaborate with leading publications. Please substantiate this statement or remove.

44. On page 17 you indicate that your "design concepts are provided by design and research centers in Italy, France, Japan and China [and you] use multiple designers to develop current fashions …" Please revise to expand on the material terms of these arrangements.

45. Please revise to further discuss the standard terms associated with your "non-corporate stores" including any license fees paid, etc. Also, please file a form of this agreement. Finally, please indicate the percentage of your revenues that come from these stores compared to company owned stores.

Properties, page 23

46. We note that you lease your executive offices from a related party free of charge and also rent other space from related parties. Please revise to disclose the market rates for each lease, if different from the amounts you pay. Also, please file each agreement.

Management, page 24

47. Please clarify, if true, that Jieming Huang and Jieping Huang are brothers.

48. Revise to disclose each director's term of office and the period during which the director has served on your board. See Item 401(a) of Regulation S-K.

49. For each officer and director, please describe all employment during the past five years. In the description, please include the name and business of the person's employer, beginning and ending dates of employment, and the positions held.

50. Please disclose the names of your promoters.

51.   Please clarify, if true, that none of your directors are independent. In this respect, note the distinction between your statement that you are not required to have independent directors and a statement indicating that you do not, in fact, have them.

52.   Please clarify the discussion under "Involvement in certain legal proceedings." For example, the first sentence contains a reference to "such person" which is unclear. Additionally, please revise the discussion to cover the company's executive officers.

53.   Your existing disclosure indicates that your directors do not receive a fee for attending each board meeting. Please revise to indicate whether they receive remuneration of any kind in connection with their board service. We note your disclosure in the Summary Compensation Table regarding your directors.

54.   On page 26 you explain that, "due to the limited scope of [y]our current operations, [you] have not adopted a corporate code of ethics …" Please revise to expand on this statement, especially in light of your revenues and the number of stores you have. Also, please clarify in light of exhibit 14.1.   We may have further comment.

55.   We note your statement that the company is required to comply with Section 16(a). Please advise or revise.

Executive Compensation, page 26

56.   Please provide the discussion contemplated by Item 402(o) of Regulation S-K. Also, please clarify whether the company anticipates entering into employment agreements, or adjusting compensation, following the offering.

Security Ownership, page 27

57.   We note disclosure elsewhere in your document indicating that certain management members have an option to purchase Baby Fox Limited. Baby Fox Limited owns 93% of the company. Please advise why the company has not reflected this option in its Beneficial Reporting table. Also please provide the disclosure contemplated by Item 403(c) of Regulation S-K or advise why no disclosure is required.

58.   Please revise to provide Mr. Yoshida's address.

59.   Please revise to indicate the number of officers and directors in the group.

60.   Please revise to provide the information required for each director and the named executive officers.

Certain Relationships and Related Transactions, page 28

61.   Please provide expanded discussion of the company's merchandise purchases from ChangZhou CTS Fashion Co., Ltd. This discussion should include the material terms of your arrangements with them and how the material terms were set. In addition, please clarify whether CTS produces merchandise for other vendors. Also, please file any agreements associated with these arrangements.

62.   Please indicate who approved each of the transactions disclosed in this section.

63.   Please provide the disclosure contemplated by Item 404(c) of Regulation S-K.

64.   Please disclose any amounts payable to related parties.

Description of Securities, page 28

65.   Please remove your page 29 statement that "[a]ll of the outstanding shares of common stock are … duly authorized, validly issued, fully paid and non-assessable" as the Company is not qualified to make this determination or attribute the statement to counsel, and file counsel's consent to have its name and opinion in the prospectus.

66.   Footnote three to your table on page 31 indicates that Favor Jumbo Enterprises Limited is controlled by the wife of your CEO. Please advise why this is not a related person transaction, or revise your disclosure responsive to Item 404 of Regulation S-K to address the material terms of this transaction. In addition, please clarify the services provided pursuant to this arrangement and who provided them. Also, please disclose that Favor Jumbo Enterprises Limited is an underwriter.

67.   Please revise to address when, and how many of, your securities will become available under rule 144 in the future.

68.   Please disclose the name and address of your transfer agent.

Available information, page 33

69.   We note your statement in the paragraph prior to the table of contents that "[n]either the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof." The noted statements are inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

70.   Please move the table of contents along with your logo and date of the prospectus to the back cover page following your financial statements.

Baby Fox International, Inc.

Financial Statements – Six Months Ended December 31, 2007 and 2006

General

71.   Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments.

72.   We note that Baby Fox was incorporated on August 13, 2007 and entered into an agreement to acquire Shanghai Baby Fox on September 20, 2007. Provided September 20, 2007 was also the date of consummation of this acquisition, the following financial statements would be required in your amended registration statement if filed on or before August 14, 2008:
   - Audited financial statements of Baby Fox for the period form inception (August 13, 2007) through March 31, 2008.
        - The balance sheet should present the consolidated company as of March 31, 2008 (i.e. Baby Fox and Shanghai Baby Fox).
        - The statement of operations and statement of cash flows should include Baby Fox from inception (August 13, 2007) to March 31, 2008 and Shanghai Baby Fox from September 20, 2007 through March 31, 2008.
   - Audited statement of operations and statement of cash flows of Shanghai Baby Fox for the period from July 1, 2007 to September 19, 2007.
   - Audited financial statements of Shanghai Baby Fox for the fiscal years ended June 30, 2007 and 2006 (currently included in your registration statement).
   A complete set of notes should be provided for each entity. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented together with a line of demarcation between the financial statements of the predecessor (i.e. Shanghai Baby Fox) and the issuer (i.e. Baby Fox) or each entity's financial statements can be presented separately.

73.   Please revise to disclose the reporting currency on the face of your interim financial statements.

74.   Please disclose your fiscal year end.

Consolidated Statement of Income

75.   Please revise to provide the earnings per share disclosure required by SFAS No. 128.

Consolidated Statement of Cash Flows

76.   Per the acquisition agreement filed as exhibit 10.1 to your Form S-1, we note that you acquired Shanghai Baby Fox for cash consideration of RMB 5.72 million. Please revise to present your acquisition of Shanghai Baby Fox as a discrete line item in the statement of cash flows.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

77.   It appears from your disclosure on page 1 that you purchased 100% of the equity shares of Shanghai Baby Fox in September 2007 in exchange for RMB 5.72 million. Please provide a detailed discussion of how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in SFAS No. 141, particularly paragraphs (16) and (17).

Principles of Consolidation

78.   Please revise to include an affirmative statement, if true, that all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading have been made. Please refer to the guidance in Rule 8-03 of Regulation S-X.

Shanghai Baby Fox Fashion Co., Ltd.

Financial Statements – Year Ended June 30, 2007 and From Inception (March 17, 2006) to June 30, 2006

Report of Independent Registered Public Accounting Firm

79.   Please advise your independent accountant to revise the second paragraph of their report to make reference to the "standards of the Public Company Accounting Oversight Board" in place of the "auditing standards of the Public Company Accounting Oversight Board." Refer to PCAOB Auditing Standard 1.

Balance Sheet

80.   Please file an audited balance sheet as of June 30, 2006. Refer to Rule 8-02 of Regulation S-X.

Statements of Income

81.   In order to enhance an investor's understanding, please revise the face of the statements of operations for each period presented to provide additional detail regarding the material components of sales (e.g. present separately sales at corporate and non-corporate owned stores, fee revenue, etc) and the associated components of costs of sales.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

82.   Please disclose your accounting policy for accounts receivable and the allowance for doubtful accounts. Please refer to the guidance in APB 22.

83.   Tell us whether your four distinctive product lines (i.e. casual wear, evening wear, business wear and accessories) represent separate operating segments as defined in paragraph (10) of SFAS No. 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs (25) – (28) of SFAS No. 131. In this connection, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

Revenue Recognition

84.   Please revise your revenue recognition policy so that it is tailored to your business. Your revised disclosure should provide a link between each source of revenue (i.e. revenue from sales at corporate owned stores, sales to non-corporate retailers, fee revenue, etc.) and the criteria for revenue recognition per SAB 104.

85.   Please disclose your accounting policy for shipping and handling fees charged to non-corporate retailers. Please refer to the guidance in EITF 00-10.

86.   Please tell us whether you included your distribution network costs (e.g. purchasing and receiving costs, inspection costs, warehousing costs, etc.) in the costs of sales line item. If you currently exclude a portion of these costs from cost of sales please disclose the line items that these excluded costs are included in and the amounts included therein. Additionally, in your MD&A section, if applicable, please disclose that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs of sales and others exclude a portion of them from gross margin.

87.   Please disclose your policy for sales returns and allowances on your retail sales. Please refer to the guidance in SFAS No. 48.

88.   Considering the comment above, please revise your critical accounting policies to disclose
        the nature and amounts of revenue dilution (e.g., product returns, discounts for early
        payment or volume discounts, credits for product that is not sold by within two to three
        weeks, as disclosed on page 17, and other allowances). Your critical accounting policy
        should explain how you assess returns of products, levels of inventory in the distribution
        channel, and expected introductions of new products that may result in larger than expected
        returns of current products. Discuss to what extent you consider information from external
        sources (e.g., end-customer demand, third-party market research data) to assist you in such
        critical estimates. In addition, disclose and discuss any sales made to customers wherein
        such sales are as a result of incentives or in excess of the customer's ordinary course of
        business inventory level.

89.   As it relates to sales to non-corporate stores, it appears that you allow non-corporate stores
        to return products that do not sell within two to three weeks. In the context of this right of
        return, please disclose your revenue recognition policy for sales to non-corporate stores.
        Please refer to the guidance of SFAS No. 48.

Inventories

90.   Please revise to disclose how you account for broken assortments, the use of markdowns
        and shortage.

New Accounting Pronouncements

91.   We note that you have provided a discussion of recently issued accounting standards.
        Please revise your disclosure to explain the impact that these recently issued accounting
        standards are expected to have on your financial position and results of operations. Refer to
        SAB Topic 11M.

Note 5 – Income Taxes

92.   We note that you were not subject to income taxes during your first calendar year of
        operations. Please provide the disclosures related to tax holidays as required by SAB Topic
        11C.

93.   As it relates to your provision for income taxes, please revise to provide the disclosures
        required by SFAS No.109.

Note 7 – Commitments and Contingencies

94.   We note that you have entered into operating leases with expiration dates through 2011.
        Please disclose your future minimum rental payment commitments as required by paragraph
        (16b) of SFAS No. 13.

95.   We note that you have entered into certain store leases that provide for contingent rental payments calculated as a percentage of sales. Please disclose your contingent rent expense for each period as required by paragraph (16c) of SFAS No. 13.

96.   We note that your executive office space is owned by a member of the board of directors and you are not charged for its use. Please revise to record all expenses incurred on your behalf by management including rent expense. Please refer to the guidance in SAB Topic 1.B.1.

Exhibits

97.   Please provide an accountant's awareness report (see Exhibit 15 under Item 601 of Regulation S-K) for the review report issued for the six month period ended December 31, 2007.

Part II

Other Expenses of Issuance and Distribution

98.   Please advise us why the company has no printing costs in connection with the distribution of the securities. We may have further comment.

Item 15 Recent Sales of Unregistered Securities

99.   Please revise to provide a more detailed factual and legal analysis for each of the private placements discussed in this section.   See Item 701(d) of Regulation S-K. Without limiting the generality of the forgoing, please revise to:

   a. explain who the 32 investors from the March 2008 private placement are and what relationships they have to the company or its officers;

   b. clarify the nature of the services provided by each entity listed as a purchaser on January 18, 2008 and state the value of the consideration exchanged and not merely the par value of your stock;

   c. tailor your legal discussion of the January 18, 2008 issuance which appears more like a financing-related discussion than a transaction for services rendered discussion;

   d. indicate whether the investors in the January 18, 2008 and March 2008 offerings were sophisticated investors;

   e. also clarify whether the investors in the March 2008 offering were accredited investors; and,

> f.   clarify the ultimate control person for Baby Fox Limited and revise your existing Form S-1 disclosure to indicate that they are your parent and control you.

Item 16 Exhibits and Financial Statement Schedules

100.   Please revise to file all of the exhibits contemplated by Item 601 of Regulation S-K. We specifically note that the company has not filed any material contracts.

101.   Please file the option agreements, noted on page 14 of the Form S-1 which allow management of the Registrant to purchase the shares held by Hitoshi Yoshida (who owns the majority of the Registrant's common stock), as exhibits to the Form S-1.

Undertakings

102.   Please revise to include the entire undertaking required by Item 512(a) of Regulation S-K.

Signatures

103.   Please include the signature of your principal financial officer and controller in any subsequent amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Kristina L. Trauger
Fax: 732-577-1188